The RoyaLand Company Ltd.

Clarendon House, 2 Church Street

Hamilton, Pembroke, HM11

Bermuda

June 30, 2023

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

100 F Street, N.E.
Washington, D.C. 20549

Attn: Marion Graham

  Jeff Kauten

  Dave Edgar

  Christine Dietz

Re:	The RoyaLand Co Ltd.
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted June 13, 2023
CIK No. 0001924064

Ladies and Gentlemen:

We hereby submit the responses of The RoyaLand Company Ltd. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated June 27, 2023, providing the Staff’s comments with respect to the Company’s amended Draft Registration Statement on Form F-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted on June 13, 2023

Dilution, page 42

1.	Please revise your calculation of net tangible book value to subtract deferred offering costs.

Response: We have revised the Registration Statement to update the calculation as requested.

Unaudited Pro Forma Combined Financial Information, page 43

2.	We note your response to prior comment 14. As previously requested, please revise your presentation to provide an enhanced explanation of what the pro forma presentation shows, including how the financial statements of OAPLT were translated into U.S. dollars. Also, revise to remove the pro forma balance sheet as of June 30, 2022.

Response: We have revised the Registration Statement to update the presentation and remove the pro forma balance sheet as of June 30, 2022 as requested.

Related Party Transactions, page 85

3.	You disclose that the acquisition of OAPLT on November 29, 2022 was with a related party. Please address the following:

●	Revise to disclose the related party to the acquisition. Refer to Item 7.B of Form 20-F.

●	Revise to disclose this related party transaction in the Note 5 to the interim condensed consolidated financial statements. Refer to paragraphs 13 through 24 of IAS 24.

●	In light of the full impairment of goodwill associated with this acquisition in the month following the acquisition, please explain to us the purpose of the acquisition. As part of your response, explain to us the circumstances that arose in the month of December that made it unclear whether there was value to OAPLT’s knowhow and brand, as you disclose on page F-32.

Response: We have revised the Registration Statement to remove the acquisition of OAPLT from the “Related Party Transactions” section as OAPLT was not a party to the transaction, only OAPLT’s shareholders were, and the shareholders are not related parties. Therefore, this transaction will also not be disclosed in Note 5 to the interim condensed consolidated financial statements. The purpose of the acquisition was to provide the Company with internal internet marketing and web development services, which are services that OAPLT offered to its clients before the acquisition. At the time of acquisition, OAPLT had a relationship with the Game Developer discussed in Note 7 to the interim condensed consolidated financial statements, which relationship was a significant reason for making the acquisition and for our determination of value of OAPLT’s brand. In December 2022, it became unclear how much of the work performed by the Game Developer, if any, we would be able to use in our game development, calling into question the value of the relationship with the Game Developer. As a result, there were uncertainties as to the future financial performance of OAPLT.

Interim Condensed Consolidated Financial Statements

Interim Condensed Consolidated Statement of Operations, page F-25

4.	We note you separately present weighted average basic and diluted net loss per share for both your class A and class B common shares. Considering that the rights of the holders of class A common shares and class B common shares are identical except with respect to voting and conversion, please explain how your presentation complies with paragraphs A13 and A14 of IAS 33, or revise accordingly. Similar concerns apply to your presentation of EPS on page 45.

Response: We have revised the Registration Statement to update the presentation as requested.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +41 22 830 2292 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

The RoyaLand Company Ltd.

By:	/s/ Emanuele Filiberto di Savoia
Emanuele Filiberto di Savoia
Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.

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